Mail Stop 3561

February 12, 2008

Lance Dean
President and Chief Executive Officer
ToyZap.com, Inc.
629 Deforest Road
Coppell, Texas 75019

> **Re:** **ToyZap.com, Inc.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed January 10, 2008**
> **File No. 333-146781**

Dear Mr. Dean:

     We have reviewed your responses to the comments in our letter dated November 14, 2007 and have the following additional comments. Please note that all page references below correspond to the clean version of your filing provided by counsel.

General

1. Please file your next amendment on the appropriate form available to you without an "SB" designation. Refer to Section IV of the Smaller Reporting Company Regulatory Relief and Simplification Release (Release No. 33-8876) and A Small Entity Compliance Guide, both which are available on our website at http://www.sec.gov/rules/final/finalarchive/finalarchive2007.shtml.

Part II – Information Not Required In Prospectus

Item 27. Exhibits.

2. Please file a copy of Exhibit 23.2 with a date included in the signature block.

Item 28. Undertakings.

3. We note your response to our prior comment 24 and reissue in part. Please either delete Items 512(a)(2) and (3) from this section or, alternatively, include all of

Item 512(a) in this section and reflect the fact that this offering is a Rule 415 offering on the cover of the registration statement.

4. Please determine whether the registrant is relying on Rule 430A, 430B or 430C of the Securities Act and provide the appropriate undertaking.

Exhibit 23.1

5. Please reflect the same fiscal years in the auditor's consent as are opined on in the auditor's report contained in the registration statement.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Julie Bell at (202) 551-3574 or me at (202) 551-3412 with any other questions.

Regards,

Amanda McManus
Branch Chief

cc: Siobhan F. Kratovil, Esq.
        Balestri & Associates
        Fax: (214) 981-9081